ALIANZA MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2022

OVERVIEW AND INTRODUCTORY COMMENT

Alianza Minerals Ltd. (“Alianza” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “ANZ”. The Company is a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America. As a hybrid prospect generator, the goal of Alianza is to acquire mineral exploration and evaluation assets (Mineral Properties) on attractive terms and add value through early stage exploration. The Company will fund exploration programs only on select mineral properties and will also vend or option out certain drill ready mineral properties to third-party partners for larger, more expensive exploration programs.

This MD&A is dated February 27, 2023 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars. The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the three months ended December 31, 2022 and the Company’s audited consolidated financial statements for the year ended September 30, 2022 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.alianzaminerals.com.

MAJOR INTERIM PERIOD OPERATING MILESTONES

Klondike, Colorado, USA

On November 30, 2022, the Company announced that five holes were completed testing the North East Fault (2 holes), West Graben Fault (2 holes) and East Graben Fault (1 hole) targets. Hole KDB22-05 tested a strand of the West Graben Fault yielding long intersections of alteration and 42 metres of anomalous copper mineralization in a halo surrounding a fault intersection of 4.26% copper over 1.06 metres. Management interprets this result to indicate strong potential for copper mineralization on the main strand of the West Graben Fault. This target is a priority for the next phase of drilling at Klondike.

North East Fault Target

Two holes were drilled in a scissor pattern to test the trace of the North East Fault. Neither hole was able to get to the target depth due problems with the drill rig. KDB22-01 was collared on Salt Wash Member sandstone that is strongly mineralized in the target area, including previous chip samples including 4.6 m that averaged 1.56% copper and 1.4 g/t silver in 2021 sampling. The first 3.4 metres of malachite and copper oxide mineralization were not recovered due to broken ground and setting casing, with the next 6.8 metres averaging 0.51% copper, while KDB22-04 intersected 3.08 m of 0.24% copper from 14.57 metres depth.

The presence of significant copper mineralization at the tops of KDB22-01 and -04 is particularly encouraging as the targeted North East Fault was not tested. Copper mineralized sandstones at the Northeast Fault target can be traced along the fault and outboard from it into the adjacent sandstones over an area 200 metres long by 100 metres wide before becoming obscured beneath gravel cover. Further anomalous copper, including 2.1 metres of 463 ppm copper, was encountered over one kilometre to the northwest where the structure and host strata next appear from beneath the same gravel cover.

West Graben Fault

KDB22-02 and -05 were located to test the West Graben Fault target. KDB22-05 intersected an eastern strand of the West Graben fault, which contained native copper and chalcocite at a depth of 44.96 metres. This interval returned 4.26% copper over 1.06 metres within a broad interval of anomalous copper mineralization (chalcocite and copper oxide) averaging 0.15% over 42 metres (excluding the high grade interval – 0.043% copper over 42 metres). This hole exhibits extensive alteration and bleaching, with chalcocite and copper oxides within four different sedimentary units within the hole. The strong copper mineralization within the fault strand and the extent of alteration and bleaching in adjacent units suggests the main strand of the fault remains a highly prospective target.

East Graben Fault

One hole targeted the East Graben Fault, where surface sampling returned anomalous copper over 2 km of strike length, including 2.8% copper with 37.8 g/t silver and 1.5% copper with 24.3 g/t silver in rock samples. KDB22-03 encountered patchy malachite and copper oxides throughout the section cutting sandstones of the Salt Wash Formation. Again, due to difficulties with the drill rig, the fault itself was not intersected and the target remains untested. The presence of patchy copper mineralization, particularly in the Salt Wash Formation indicates potential for copper mineralization between the two graben bounding faults (East and West Graben faults), a distance of 600 metres from KDB22-05.

Figure 1. Klondike Geology and Drill Plan with Copper Results

Colorado_Road
KB_PDH Access Road
CO_Geology_clipped
Qtg - Coarse gravels, cobbles and boulders
Kmv - Sandstone, Mesa Verde Gp.
Km - Mancos Shale
Kdb - Sandstone, Dakota and Burro Canyon Fms.
Jmse - Sandstone, Entrada, Summerville and Morrison Fms.
TRkc - Conglomerate, Chinle Fm.
Pc - Sandstone - Cutler Fm.
PAh - Limestone, Hermosa Fm.
PAp - Residual Breccia, Paradox Fm.
Faults
Graben_Flts
Master_Rock_Samples_Cu_2021
0.0 - 0.05
0.04 - 0.5
0.5 - 1.5
1.5 - 5
5 - 6.23
Master_Rock_Samples_plot_1999
< 0.04
0.04 - 0.5
0.5 - 1.5
1.5 - 5
5 - 6.3
Exploration Potential
Permitted Drillholes
2022 Phase 1 Drillholes
PDH K
PDH J2
PDH J1
PDH I
22-01
22-04
PDH M
NE Fault
PDH F
22-03
PDH E
22-02
PDH D2
PDH S-1a
22-05
PDH S-1b
PDH B
PDH A
PDH S-2
East Graben Fault
PDH A'
PDH H_S-6
PDH S-3
PDH S-4
PDH S-5
West Graben Fault
Qtg
Pc
PAh
Jmse
TRkc
Kdb
0
0.5
1 km

On February 3, 2023, the Company received notice from option partner, Allied Copper Corp. (“Allied”), that Allied terminated its option on the Klondike property, effective February 2, 2023. The Company and its alliance partner Cloudbreak Discovery PLC retain a 100% interest in this property.

On February 14, 2023, the Company announced that the Colorado State Board of Land and Commissioners approved the extension of a State Lease at the Klondike property for an additional four years. This Lease provides for the exclusive right to conduct mineral exploration on the 6,400-acre (2,590 Ha) parcel included within the existing Klondike Property.

Twin Canyon, Colorado, USA

On January 11, 2023, the Company received notice that its proposal for drilling at Twin Canyon was approved by the United States Forest Service and the Colorado Division of Reclamation, Mining and Safety, subject to certain standard operating conditions and placement of a $18,104 bond. Alianza has now received all necessary permits to conduct a proposed 13 hole drill program from 8 drill pads, totaling approximately 3,950 metres of drilling. The Company intends to find a partner to fund the drill program.

Haldane, Yukon Territory, Canada

On December 14, 2022, the Company announced that crew completed exploration work at Haldane. The program was successful in extending the strike length of the BT structure at the Bighorn Target to 525 metres in length, with at least 1,400 metres of potential strike length exposure within prospective Basal Quartzite unit rocks. This program upgrades this target in terms of drilling priority for 2023. Exploration at Haldane is investigating the extensions of historical high-grade silver production on the property as well as recently defined targets, such as the West Fault where Alianza is outlining high-grade silver mineralization which recently returned 3.14 m (true width) averaging 1,351 g/t silver, 2.43% lead and 2.91% zinc in drilling.

Four target areas were investigated in the 2022 program, Bighorn, Sundown, Bighorn East and Ross West. Field work at Bighorn targeted the extension of known mineralization identified in surface trenches and diamond drilling in 2019. This hole (HLD19-15) was the first test within a 900 metre long silver-lead soil geochemical anomaly, intersecting four separate structures in drilling, with one yielding 2.35 m of 125.7 g/t silver and 4.39% lead. Trench BHU3 intersected faulted quartzites and schists of the Basal Quartzite Member of the Keno Hill Formation approximately 250 m south of HLD19-15. No sulphides remain, but sampled oxide mineralization from a 2 m chip sample returned 32.7 g/t silver. This structure, now termed the BT structure, has been identified in drilling and in surface trenching over 525 metres of strike length with at least 1,400 metres of strike potential in the favourable Basal Quartzite Member host rocks. Importantly, further potential to expand the BT structure strike exists where the fault continues within the Basal Quartzite under cover of the overlying Sourdough Member. In light of these encouraging results, Alianza has elevated the Bighorn target as a priority for drill testing in 2023, along with the West Fault.

Crews were unable to identify the source of anomalous soil geochemical results, largely due to the depth of overburden and a lack of outcrop at the Sundown and Ross West target areas. At Bighorn East intrusive sills and dykes identified in the area were not precious metals bearing.

BH02 Trench
34.100
BH01 Trench
BT Structure
BHU2 Trench
BHU3 Trench
32.700
Haldane Access Road
Legend
1 : 2500
Alianza Minerals Ltd.
Haldane
Bighorn
2022 Trenching - Plan view
EQUITY

On January 30, 2023, the Company provided an outline of drilling and other exploration activities planned for the Haldane silver project in Yukon. Work will include airborne electromagnetic and magnetics surveys and drilling at the high grade West Fault silver discovery and the emerging Bighorn silver target.

Management is planning airborne electromagnetic and magnetic surveys to help map lithologies, refine target structures (strike extensions and offsets) and potentially identify new target structures that may be silver bearing. This work would be followed up by trenching where applicable and diamond drilling. Drilling will target the extensions down plunge on the West Fault target where high-grade silver mineralization has been identified over an area 100 meters by 90 meters in size, and on two structural levels within the West fault structure. Drilling would aim to build on previous intersections at West fault including 1.8 metres of 818 grams per ton silver, 3.47% lead, 1.03% zinc and 3.14 metres of 1,315 grams per ton silver, 2.43% lead, 2.91% zinc (true widths). At least four holes are planned to test the extensions of this mineralization on 50 metre step-outs.

Drilling is also planned for the Bighorn target located 3 kilometers to the northwest of the West Fault. The Bighorn target was identified from soil geochemical sampling that returned anomalous values for lead and silver in soils. The only drill hole at this target returned 125.7 grams per ton silver and 4.39% lead over 2.35 metres from previously unrecognized vein structures. Trenching and groundwork in 2022 programs was able to refine targeting at Bighorn, and additional drilling will test this target for its potential to host wide, high grade silver mineralization.

Additional drilling will also target the Main and Middlecoff targets, and any targets generated from the geophysical data and trenching.

*Silver-equivalent values are calculated assuming 100% recovery using the formula: ((20 * silver (g/t) / 31.1035) + (1650 * gold (g/t) / 31.1035) + (0.90 * 2204 * lead %/100) + (1.10 * 2204 * zinc %/100)) *(31.1035 / 20). Metal price assumptions are US$20/oz silver, US$1650/oz gold, US$0.90/lb lead and US$1.10/lb zinc.

Tim, Yukon, Canada

On January 24, 2020, the Company entered into an option agreement with a wholly owned subsidiary of Coeur Mining Inc. (“Coeur”) to explore the Tim property in southern Yukon.

Coeur can earn an initial 51% interest in the Tim property by (i) financing $3.55-million in exploration over five years and (ii) making scheduled cash payments totalling $275,000 over five years.

As of the 2nd Anniversary of the Class 1 Notification Date (December 16, 2020), Coeur had only made exploration expenditures totalling $377,702 of the $550,000 required under the agreement due to the delays in receiving a Class 3 exploration permit that would allow for a drill program at Tim. Alianza has deferred the requirement and rolled it into the 3rd Anniversary exploration requirements. Coeur will add the remaining $172,298 in expenditures to the $500,000 requirement for the current year, once the Class 3 exploration permit has been received.

Coeur is planning a drilling program to test high grade silver mineralization identified in trenching and its potential to continue to depth, possibly reflected by an EM conductive anomaly coincident with the downdip projection of this mineralization. Exploration is targeting CRD-style mineralization similar to that hosting Coeur’s Silvertip Mine, 19 km south of Tim.

INTERIM PERIOD FINANCIAL CONDITION

Capital Resources

On February 13, 2023, the Company amended the exercise price of 19,100,000 warrants (the “Warrants”) from $0.10 to $0.05 and extended the expiry date from February 25, 2023 to March 15, 2023.

The Company will proceed with the warrant exercise incentive program, (the "Incentive Program") designed to encourage the early exercise of the Warrants. Under the Incentive Program, the Company is offering an inducement to each Warrant holder that exercises their Warrants on or before March 15, 2023 (the "Early Exercise Period"), by the issuance of one additional common share purchase warrant (an "Incentive Warrant") for each Warrant exercised early. Each Incentive Warrant will entitle the holder to purchase one additional common share for a period of 24 months from the date of issuance of such Incentive Warrant, at a price of $0.10. The Incentive Warrants will be subject to a four-month hold period from the date of issuance. The Incentive Program will expire on March 15, 2023 at 4:00 p.m. (Vancouver time) (the "Early Exercise Expiry Date").  Warrants not exercised by the Early Exercise Expiry Date will then expire.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from equity issuances and the potential exercise of warrants, finders’ warrants and options, along with the planned developments within the Company will allow its efforts to continue throughout 2023. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at December 31, 2022, the Company had working capital deficiency of $391,968 (September 30, 2022 – $171,465). As at December 31, 2022, $6,457 was held in cash (September 30, 2022 - $403,093) and $178,204 was held in restricted cash (September 30, 2022 - $234,081). The total decrease of $452,513 was due to: (a) amounts received from the optionee net of exploration and expenditures assets expenditures of $457,643; (b) operating activities of $53,954; (c) an increase in deposit of $2,716; while being offset by (d) the proceeds from sale of marketable securities of $69,812.

Operations

For the three months ended December 31, 2022 compared with the three months ended December 31, 2021:

The Company recorded a net loss for the three months ended December 31, 2022 of $152,161(loss per share - $0.00) compared to a loss of $177,267 (loss per share - $0.00) for the three months ended December 31, 2021.

The Company’s general and administrative expenses amounted to $137,358 (2021 - $196,079), a decrease of $58,721. The change in the expenses was mainly due to changes in: (a) accounting and legal fees (2022 - $39,178; 2021 - $60,238); (b) property investigation expenses (2022 - $4,405; 2021 $14,583); and (c) wages, benefits and consulting fees (2022 - $31,182; 2021 $46,280) as the Company has been monitoring its use of cash and has been actively seeking ways to reduce its operating expenses.

The other major items for the three months ended December 31, 2022, compared with December 31, 2021, was:

•Fair value gain on marketable securities of $17,769 (2021 - $Nil);

•Flow-through share premium recovery of $4,221 (2021 - $13,639); and

•Loss on sale of marketable securities of $32,788 (2021 - $Nil).

SIGNIFICANT RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 40,500	$ Nil	$ Nil	$ Nil	$ 59,000	$ 40,500
Rob Duncan VP of Exploration	$ 37,500	$ Nil	$ Nil	$ Nil	$ 44,250	$ 37,500

Related party assets / liability

		Three months ended		Balance due
	Services	December 31, 2022	December 31, 2021	As at December 31, 2022	As at September 30, 2022
Amounts due to:
Jason Weber	Consulting fee and share-based payment	$ 40,500	$ 40,500	$ Nil	$ Nil

Rob Duncan	Consulting fee and share-based payment	$ 37,500	$ 37,500	$ Nil	$ Nil

Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 34,500	$ 52,500	$ 429,942 (b)	$ 319,717 (b)
Mark Brown	Expenses reimbursement	$ 1,551	$ Nil	$ 420	$ 5,857
TOTAL:		$ 114,051	$ 130,500	$ 430,362	$ 385,574

(a)The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

(b)Includes a $63,465 advance (September 30, 2022 - $49,465) that is non-interest bearing without specific terms of repayment.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totaling approximately $766,000 had been levied. Of this amount, $563,000 relates to properties that were held by Minera Tarsis, S.A. de C.V., which the Company has applied to wind up, and $203,000 relates to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

As of the date of the MD&A, the Company has no outstanding commitments.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR January 30, 2023 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Alianza. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at December 31, 2022:

	Issued and Outstanding
	December 31, 2022	February 27, 2023
Common shares outstanding	158,950,655	158,950,655
Stock options	10,870,000	10,870,000
Warrants	24,100,000	24,100,000
Finder’s warrants	665,583	665,583
Fully diluted common shares outstanding	194,586,238	194,586,238

QUALIFIED PERSON

Jason Weber, BSc., P.Geo is the Qualified Person as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Weber is the President and Chief Executive Officer of Alianza and prepared the technical information contained in this MD&A – Quarterly Highlights.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.